Exhibit (g)(2)

EXPENSE LIMITATION AGREEMENT

Nilsine Partners NP1X Fund
900 E. 96th Street, Suite 310
Indianapolis, Indiana 46240

January 2, 2026

Nilsine Partners, LLC
5675 DTC Boulevard, Suite 175
Greenwood Village, Colorado 80111

Ladies and Gentlemen:

Nilsine Partners, LLC (the “Adviser”) hereby agrees, until one year from the date hereof (the “Limitation Period”), that the Adviser will waive fees that it would otherwise be paid from, and/or to assume expenses of (each, a “Waiver”), Nilsine Partners NP1X Fund (the “Fund”) if required to ensure that the Specified Expenses (as defined below) for each class of shares of the Fund (each, a “Class”) does not exceed 4.0% of the total capital commitments of the Fund’s shareholders determined as of the beginning of each calendar month (the “Expense Limitation”).  Capitalized terms not defined herein shall have the meaning used in the Fund’s Private Placement Memorandum, dated as of the date hereof.  For these purposes, “Specified Expenses,” with respect to each Class, means all expenses incurred in the business of the Fund, including organizational and certain offering expenses, with the exception of: (i) the Management Fee; (ii) any distribution and/or servicing fees; (iii) all fees and expenses of special purpose vehicles in which the Fund or its subsidiaries invests (including management fees, performance-based incentive fees, and administrative service fees); (iv) fees payable to third parties in connection with the sourcing or identification of portfolio investments; (v) brokerage costs; (vi) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund); (vii) transaction-related expenses associated with consummated and unconsummated transactions, including legal costs, sourcing fees, due diligence related fees, structuring and advisory costs, costs of third party consultants, and brokerage commissions, associated with the acquisition, disposition, and maintenance of investments; (viii) acquired fund fees and expenses; (ix) taxes; (x) litigation; and (xi) extraordinary expenses (as determined in the sole discretion of the Adviser).

With respect to each Class, the Fund agrees to repay (i) to the Adviser any fees waived under this Expense Limitation Agreement (the “Agreement”); and/or (ii) to the Adviser, or an affiliate thereof, any expenses reimbursed in excess of the Expense Limitation for such Class; provided that, the repayments do not cause annual operating expenses for that Class to exceed the lesser of (x) the Expense Limitation in place at the time of the Waiver, and (y) the Expense Limitation in place at the time the Fund repays the Adviser or its affiliate.  Any such repayments must be made within three years after the month in which a Waiver is made.  This paragraph (including, for the avoidance of doubt, the Fund’s repayment obligations) shall survive any termination of this Agreement.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware and the applicable provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), if any.  To the extent that the applicable laws of the State of Delaware, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control.  Each of the parties irrevocably and unconditionally confirms and agrees that it is and shall continue to be (i) subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (ii) subject to service of process in the State of Delaware.

Any amendment to this Agreement shall be in writing signed by the parties hereto, and requires the approval of the Board of Trustees of the Fund (the “Board”), including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”).  This Agreement may be terminated by the Fund’s Board upon 30 days’ written notice to the Adviser.  This Agreement may not be terminated by the Adviser prior to the expiration of the Limitation Period.  This Agreement supersedes any prior agreement with respect to the subject matter hereof.

The Adviser may extend the Limitation Period for a period of one year on an annual basis, subject to approval of the Board, including a majority of the Independent Trustees, after the initial term of this Agreement.

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed an original, but the several counterparts shall together constitute but one and the same agreement of the parties hereto.  If any one or more of the covenants, agreements, provisions, or terms of this Agreement shall be held invalid, then such covenants, agreements, provisions, or terms shall be deemed severable from the remaining covenants, agreements, provisions, or terms of this Agreement and shall in no way affect the validity or enforceability of the other provisions of this Agreement.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Sincerely,

NILSINE PARTNERS NP1X FUND
By:  /s/ Jason C. Brown
       Name: Jason C. Brown
       Title: Chief Executive Officer

Accepted and Agreed To:
NILSINE PARTNERS, LLC
By:  /s/ R. Scott Bills
       Name: R. Scott Bills
       Title: Chief Executive Officer